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                 June 2, 2022

       Peter Nielsen
       President and Chief Executive Officer
       BIO-PATH HOLDINGS INC
       4710 Bellaire Boulevard, Suite 210
       Bellaire, Texas 77401

                                                        Re: BIO-PATH HOLDINGS
INC
                                                            Registration
Statement on Form S-3
                                                            Filed May 27, 2022
                                                            File No. 333-265282

       Dear Mr. Nielsen:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael Davis at 202-551-4385 or Celeste Murphy at 202-551-3257 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              William R. Rohrlich, II